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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                 I.I.S. Intelligent Information Systems Limited
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS .003 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449633205
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                                 (CUSIP Number)

                               David Warburg, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 895-2000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                             As of January 31, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 449633205                                        Page 2 of 4 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robi Hartman
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Israel
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                          SOLE VOTING POWER
                     5
     NUMBER OF            930,014
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             930,014
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      930,014
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.08%
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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
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Item 1.

      (a)  Name of Issuer:

           I.I.S. Intelligent Information Systems Limited

      (b)  Address of Issuer's Principal Executive Offices:

           33 Jabotinsky Street
           Ramat Gan, Israel

Item 2.

      (a)  Name of Person Filing:

           Robi Hartman

      (b)  Address of Principal Business Office or, if none, Residence:

           c/o I.I.S. Intelligent Information Systems Limited
           33 Jabotinsky Street
           Ramat Gan, Israel

      (c)  Citizenship:

           Israel

      (d)  Title of Class of Securities:

           Ordinary Shares, par value NIS .003 per share

      (e)  CUSIP Number:

           449633205

Item 3.

           This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4. Ownership.

           During the period from January 23, 2002 to January 31, 2002, the reporting person purchased an aggregate of 48,000 Ordinary Shares. 48,000 shares were purchased at an average price of $1.15 per share. The reporting person's beneficial ownership is as follows:

      (a)  Amount beneficially owned: 930,014 **
      (b)  Percent of class:  8.08%
      (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote - 930,014 **
            (ii)  Shared power to vote or to direct the vote - 0
            (iii) Sole power to dispose or to direct the disposition of -
                  930,014**
            (iv)  Shared power to dispose or to direct the disposition of - 0

-----------------
** Includes 48,000 Ordinary Shares purchased in open-market transactions during the period from January 23, 2002 to January 31, 2002.

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Item 5.  Ownership of Five Percent or Less of a Class.

     This Schedule 13G is not being filed to report that the reporting person has ceased to be the owner of more than 5% of the outstanding Ordinary Shares of the Company.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

       No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of I.I.S. Intelligent Information Systems Limited held by Robi Hartman.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       This Schedule 13G is not being filed by a parent holding company or a control person pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 8.  Identification and Classification of Members of the Group.

       This Schedule is not being filed by a group pursuant to Rule 13d-1(b)(1)(ii)(J).

Item 9.  Notice of Dissolution of a Group.

       Not applicable.

Item 10. Certification.

     (b)  This Schedule 13G is being filed pursuant to Rule 13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    January 31, 2002
                                            -----------------------------------
                                                    Date

                                                    /s/ Robi Hartman
                                            -----------------------------------
                                                    Robi Hartman